Exhibit 99.1

Innate Pharma to Present Lacutamab PTCL Phase 1b Design and ANKET™ Platform at ESMO 2022

  Poster presentation on ongoing lacutamab Phase 1b trial design in monotherapy in peripheral T-cell lymphoma
  Oral presentation on multispecific antibodies: ANKET for antigen-specific activation of NK cells by Innate’s Chief Scientific Officer, Eric Vivier, DVM, PhD,
  AstraZeneca-sponsored Phase 2 NeoCOAST study of neoadjuvant durvalumab alone or combined with novel agents, including monalizumab, in patients with resectable, early-stage non-small cell lung cancer (NSCLC) accepted for a mini-oral presentation on pharmacodynamic and circulating tumor DNA dynamics in the study

MARSEILLE, France--(BUSINESS WIRE)--September 5, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the following presentations will be presented at the ESMO (European Society for Medical Oncology) Annual Meeting 2022 taking place from 9 to 13 September 2022, in Paris, France.

  A multi-center Phase Ib trial evaluating the safety and efficacy of lacutamab in patients with relapsed/refractory peripheral T-cell lymphoma that express KIR3DL2
  - Abstract Number: 647TiP
  - Session Type: Trial In Progress Poster
  - Session Title: Haematological malignancies
  - Session Date: Sunday Sept 11, 2022
  - Presenter: Marianna Muller, MD, PharmD, Clinical Development Director at Innate Pharma
  Oral presentation: Designing multispecific antibodies: ANKET for antigen-specific activation of NK cells
  - Session Type: Special session
  - Session Title: Next frontiers in drug discoveries
  - Date and Time: Monday Sept 12, 2022 9:05 AM - 9:20 AM CEST
  - Location: 7.3.U - Urval Auditorium
  - Presenter: Eric Vivier, DVM, PhD, Chief Scientific Officer of Innate Pharma
  Oral presentation: Platform study of neoadjuvant durvalumab (D) alone or combined with novel agents in patients (pts) with resectable, early-stage non-small-cell lung cancer (NSCLC): pharmacodynamic correlates and circulating tumor DNA (ctDNA) dynamics in the NeoCOAST study [AstraZeneca-sponsored]
  - Presentation #929MO
  - Session Type: Mini Oral Session
  - Session Title: Non-metastatic NSCLC and other thoracic malignancies
  - Date and Time: Monday Sept 12, 2022 3:15 PM CEST
  - Location: 7.3.O - Orléans Auditorium
  - Presenter: Jonathan Spicer (Montreal, Canada)

The poster and presentations will be available on the Publications section of innate-pharma.com following the presentation.

About Lacutamab:

Lacutamab (IPH4102) is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

About ANKET™:

ANKET™ (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer. It leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

Our latest innovation, the tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin-2 receptor (via an IL-2 variant, IL-2v) via a single molecule.

About Monalizumab:

Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies1.

The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies, including, in early lung cancer, the Phase 3 PACIFIC-9 study in adults with locally advanced (Stage III), unresectable NSCLC, who have not progressed following platinum-based concurrent chemoradiotherapy, and the Phase 2 NeoCOAST-2 study in the neoadjuvant early-stage setting of NSCLC.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

1 André et al, Cell 2018

Contacts

For additional information:

Investors and Media

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

ATCG Press
Delphine Lens (France)
Tel.: +33 (0)9 81 87 46 72
innate-pharma@atcg-partners.com